Exhibit 4.37

HOME PROPERTIES, INC.

DIRECTOR DEFERRED COMPENSATION PLAN

(Amended and Restated as of January 1, 2008)

1.            Purpose

       Home Properties, Inc. (the “Company”) adopted its Home Properties, Inc.Home Properties, Inc. Director Deferred Compensation Plan effective January 1, 1999 (the “Plan”) to assist its independent directors with their individual tax and financial planning and to permit the Company to remain competitive in attracting and retaining its independent directors.  The Plan permits eligible directors to defer the receipt of annual compensation which they may be entitled to receive from the Company and, with respect to cash compensation, the Company to contribute matching contributions on their behalf.

2.            Eligibility

       Any member of the Board of Directors of the Company who is not otherwise an employee of the Company or any subsidiary is eligible to participate in this Plan.

3.            Contributions

(a)	Participant Contributions.

(1)
Amount of Deferral.  A participant may elect to defer receipt of any whole percent (100 percent maximum) of his or her annual  compensation otherwise payable or, in the case of restricted stock, granted to the participant by the Company during a calendar year.

(2)
Time for Electing Deferral.  Deferral elections shall be made before the beginning of the calendar year during which the participant will perform the services to which the compensations relates.  Any election to defer shall be made in accordance with subsection 3 below.

Notwithstanding the foregoing, a newly-eligible participant may make an initial deferral election within 30 days of the time the participant first becomes eligible to participate in this Plan, provided that deferrals with respect to this election may be made only with respect to compensation for services to be performed subsequent to the election.  This initial eligibility rule shall not apply if the participant is, or ever has been, eligible to participate in another deferred compensation plan sponsored by the Company that is an “account balance plan” under the plan aggregation rules of Code Section 409A.

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(3)
Manner of Electing Deferral.  A participant shall elect a deferral by giving written notice to the Company in a form prescribed by the Committee established pursuant to Section 9 (the “Committee”).  The notice shall include (1) the year to which the deferral relates; (2) the percentage and type of compensation to be deferred; (3) the  period with respect to which the deferral relates; (4) the length of the deferral period; and (5) for deferrals relating to services performed in 2008 or thereafter, the form of payment as either a lump sum payment or annual installment payments over a specified period not to exceed 10 years.  A participant may designate a deferral period of three, five or ten years for cash deferrals and a deferral period of five or ten years for restricted stock deferrals.  If a participant elects annual installment payments, the installment payments shall be substantially equal in amount, provided that any hypothetical dividends credited to the Participant Account (as described in Section 4(a) below) during the installment payment period shall be paid with the final installment payment.  Payment of cash deferrals and issuance of stock for restricted stock deferrals will commence on the first quarterly dividend payment date occuring after the applicable anniversary date of the latest date any compensation is deferred in any applicable year.

For example, a participant may elect in December 2008 to defer for three years compensation payable in 2009 with respect to 2009 services.  Compensation deferred in 2009 will be paid on the first Dividend Payment Date occurring after the third anniversary date of the latest compensation deferred in 2009.

For deferrals made prior to 2008, notwithstanding the foregoing, in the event the participant retires or otherwise ceases to be a member of the Board of Directors, vested benefits payments shall be paid on the Company’s first quarterly dividend payment date following retirement or such cessation notwithstanding any later date specified in the participant’s election form.  For deferrals relating to services performed in 2008 or thereafter, a Participant may elect to receive payment of deferred amounts on (i) a specified payment date, (ii) termination of directorship, or (iii) the earlier of a specified payment date or termination of directorship.  For purposes of the Plan, retiring or terminating as a Director shall mean a separation from service with the Company (within the meaning of Section 409A).

If a participant dies before receiving all vested benefits in his or her Participant Account, the remaining balance shall be paid to the participant’s estate in a lump sum as soon as administratively practicable following the participant’s death, and in no event later than March 15th of the calendar year following the calendar year in which the death occurred, notwithstanding any later date(s) specified in the participant’s election form(s).

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(b)
Company Matching Contributions.  The Company shall contribute 10 percent of the cash amount each participant defers.  The Company’s contribution  shall be made as of the same date as the participant’s deferral to which it relates and shall be deferred to the same payment date as the related participant deferral.  The Company shall not contribute any additional amounts with respect to any participant’s election to defer the recognition of income on restricted stock.

 4.            Participant Accounts

For each participant there shall be established a Participant Account (the “Account”).  The maintenance of individual Participant Accounts is for bookkeeping purposes only.  The Company is not obligated to make actual contributions to fund this Plan or to acquire or set aside any particular assets for the discharge of its obligations, nor is any participant to have any property rights in any particular assets held by the Company, whether or not held for the purpose of funding the Company’s obligations hereunder.

(a)
Valuation of Accounts.  A participant’s Account shall be valued as of each day there occurs a transaction affecting the Account. Each cash deferral or Company contribution shall be reflected by crediting the Account with the number of shares of Company Common Stock that could be purchased at the Common Stock’s then fair market value with the amounts deferred by the participant, or contributed by the Company on behalf of a participant.  With respect to the deferral of the recognition of income on restricted stock, a participant’s Account shall be credited with the same number of shares of the Company Common Stock as the number of shares of restricted stock the recognition of income on which has been deferred.  For purposes of making these credits:  (a) the participant’s quarterly compensation and meeting fees will be deemed to have been made on the Dividend Payment Date occurring during the quarter for which the quarterly payment is made and during which the meeting date(s) occurred; and (b) restricted stock will be deemed to have been granted on the date that it is actually granted.  In addition, each Account will be credited with the number of shares of Company Common Stock that could be purchased with hypothetical dividends that would be paid with respect to all shares previously allocated to the Account on the same date and at the same price that shares are purchased for participants in the dividend reinvestment feature of the Company’s Dividend Reinvestment and Direct Stock Purchase Plan.  Distributions from, or forfeiture of, the Account shall be recorded as of the day of such distributions or forfeitures.  The Account shall also be adjusted as of the date of any transaction requiring additions to or distributions from the Account to reflect any gains (or losses) in the fair market value of Company Common Stock held in the Account.  Three subaccounts shall be established within the Account to track separately participant cash contributions, Company cash contributions and participant restricted stock contributions and the earnings and distributions on each.  The Common Stock’s fair market value shall be the composite closing price for a share of the Company’s Common Stock as listed on the New York Stock Exchange on the date before the transaction occurs.

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(b)
Vesting.  All amounts credited to participant cash contribution subaccounts shall be fully vested at all times.  Except for the possible claims of the Company’s general creditors, they shall not be subject to forfeiture on account of any action by a participant or by the Company, including termination of the participant’s directorship.  Amounts credited to a participant’s Company cash contribution subaccount shall become fully vested on the first Dividend Payment Date occurring after the third anniversary of the date first credited to the subaccount if the participant has  continuously been a director of the Company through the third anniversary of the contribution date, or if the participant ceases to be a director on account of disability, death or retirement or upon a change in control as hereinafter provided.  For this purpose, “disability” shall mean the participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.  A participant’s restricted stock subaccount shall become vested in accordance with the vesting provisions of the restricted stock grant.  Amounts payable under this Plan shall be paid only to the participant provided that in the event of his or her death payments shall be made to his or her estate.

If a participant’s Company subaccount becomes forfeitable, he or she shall forfeit both Company contributions and the earnings thereon.

5.            Payment of Deferred Amounts

No withdrawal may be made from an Account except as provided in this section 5.

(a)
Commencement of Benefits.  Payments of vested amounts from an Account shall normally be made in a lump sum or annual installment payments, commencing on on the first quarterly dividend payment date occuring after the applicable anniversary date of the latest date any compensation is deferred in any applicable year.

(b)
Hardship Withdrawals.  Except for earlier payments expressly authorized by this Plan and Code Section 409A, no benefit may be paid earlier than the date specified in a deferral election.  Notwithstanding the payment terms set forth in a participant’s deferral election, however, the Committee may, in its sole discretion, authorize an in-service withdrawal on account of a participant’s Unforeseeable Financial Emergency.  A distribution based upon Unforeseeable Financial Emergency shall not exceed the lesser of the participant’s account balance, or the amount reasonably needed to satisfy the Unforeseeable Financial Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the payouts, after taking into account the extent to which the Unforeseeable Financial Emergency is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the participant’s assets (to the extent the liquidation of assets would not itself cause severe financial hardship).  A distribution based upon Unforeseeable Financial Emergency shall be permitted only to the extent permitted under Section 409A.

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For purposes of the Plan, the term “Unforeseeable Financial Emergency” shall mean an unanticipated emergency that is caused by an event beyond the control of the participant that would result in severe financial hardship to the participant resulting from (i) an illness or accident of the participant, the participant’s spouse or a dependent of the participant, (ii) a loss of the participant’s property due to casualty, or (iii) such other extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the participant, all as determined in the sole discretion of the Committee.

(c)
Subsequent Deferral Election.  No subsequent deferral election shall be permitted to extend the payment of benefits beyond the payment date set forth in the relevant deferral election, except for a subsequent deferral election that satisfies all of the following conditions:

•	the subsequent election must be made 12 months or more prior to the previously-selected payment date; and

•	the new payment commencement date must be at least five years later than the previously-selected payment date; and

•	the subsequent election may not be effective until at least 12 months after the date on which it is made.

Only one such subsequent deferral election may be made after the initial deferral election.

(d)	Form of Payment. Payments for any reason other than a change in control shall be made only in stock provided that any fractional shares from an Account shall be paid in cash.

(e)
Change in Control.  In the event of a change in control, all account balances shall become fully and immediately vested and shall be paid, in cash or stock as the Committee in its sole discretion may determine, within five days of the change in control. For this purpose, the term “change in control” means a change that is a change in the ownership, a change in the effective control or a change in the ownership of a substantial portion of the assets of the Company, all as defined in IRS regulations under Code Section 409A, provided that such change also satisfies one of the following:

i.
a change of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A or to Item 5.01 of Form 8-K promulgated under the Securities Exchange Act of 1934, as amended;

ii.
any “person” (as such term is used in Sections 13(d) and 14(d)(2) of such Act) is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company’s then outstanding securities; or

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iii.
during any period of twenty-four (24) consecutive months, individuals who at the beginning of such period constitute the Board of Directors of the Company cease for any reason to constitute at least a majority thereof unless the election, or the nomination for election by the Company’s shareholders, of each new director was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of the period.

(f)
Authorized Shares.  An aggregate of 100,000 shares of Company Common Stock (subject to substitution or adjustment as provided below) shall be available for stock payments under this Plan.  Such shares may be authorized and unissued shares or may be treasury shares. In the event of any change in the Common Stock of the Company by reason of any stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination, or exchange of shares, or rights offering to purchase Common Stock at a price substantially below fair market value, or of any similar change affecting the Common Stock, the number and kind of shares which thereafter are available for stock payments under the Plan shall be appropriately adjusted consistent with such change in such manner as the Committee may deem equitable to prevent substantial dilution or enlargement of the rights granted to, or available for, participants in the Plan.

6.            Participant’s Rights Unsecured

The right of any participant or, if applicable, the participant’s estate, to receive benefits under the provisions of this Plan shall be an unsecured claim against the general assets of the Company.  Any amounts held in an Account, including amounts that may be set aside by the Company for the purpose of meeting its obligations under this Plan, are a part of the Company’s general assets and shall be reachable by the general creditors of the Company.

7.            Statement of Account

Statements will be sent to participants no less frequently than annually setting forth the value of their Accounts.

8.            Transferability

The rights of a participant under this Plan shall not be transferable other than by will or by the laws of descent and distribution and are exercisable during the participant’s lifetime only by the participant or by his guardian or legal representative.

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9.            Plan Administrator

The administrator of this Plan shall be a Committee of the Board of Directors of the Company from time to time designated by the Board.  The Committee’s members shall not be employees of the Company.  The Committee shall have the authority to adopt rules and regulations for carrying out the Plan and to interpret, construe and implement the provisions of the Plan.  The Committee may delegate some or all of its functions to another person as it may deem appropriate.  The Board of Directors has designated the Management and Directors Committee of the Board of Directors as administrator of the Plan until further notice.

10.            Amendment

This Plan may at any time or from time to time be amended, modified or terminated by the Company’s Board of Directors, , provided that any such amendment, modification or termination shall comply with the requirements of Code Section 409A.  No amendment, modification or termination shall, without the consent of a participant, adversely affect such participant’s accruals in his or her Account.

11.           Dividend Payment Date

In the event that the Company does not pay a dividend on the Common Stock in any calendar quarter, the Dividend Payment Date in that quarter for purposes of this Plan shall be deemed to be the last day of February, May, August or November in the relevant quarter, or if such date is not a business day, the next succeeding business day.

12.            Section 409A

This Plan shall be governed by and subject to the requirements of Section 409A and shall be interpreted and administered in accordance with that intent.  If any provision of this Plan would otherwise conflict with or frustrate this intent, that provision will be interpreted and deemed amended so as to avoid the conflict.  The Committee reserves the right to take any action it deems appropriate or necessary to comply with the requirements of Section 409A and may take advantage of such transition rules under Section 409A as it deems necessary or appropriate.

13.            Governing Law

This Plan and any participant elections hereunder shall be interpreted and enforced in accordance with the laws of the State of New York.

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14.            Effective Date

The effective date of this Amended and Restated Plan is January 1, 2008.

IN WITNESS WHEREOF, the Company has caused its duly authorized officer to execute this Plan document on its behalf this 14th  day of December, 2007.

HOME PROPERTIES, INC.
By:	/s/ Ann M. McCormick
Its:	Executive Vice President

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